================================================================================

                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

[X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form 10-D
[ ] Form N-SAR [ ] Form N-CSR

                       For Period Ended: December 31, 2007

________________________________________________________________________________

     Nothing in this form shall be construed to imply the Commission has verified any information contained herein.

________________________________________________________________________________


                          PART I REGISTRANT INFORMATION

________________________________________________________________________________

Full Name of Registrant:

                              TREY RESOURCES, INC.
                5 REGENT STREET, SUITE 520, LIVINGSTON, NJ 07039
               (Address of principal executive offices) (Zip Code)

________________________________________________________________________________


PART II RULES 12B-25(B) AND (C)
________________________________________________________________________________

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

         (b) The subject report on Form 10-KSB will be filed on or before the fifteenth calendar day following the prescribed due date.

         (c)      Not applicable.

________________________________________________________________________________


PART III NARRATIVE
________________________________________________________________________________


The Registrant has been unable to complete and file, when originally due, the Annual Report on Form 10-KSB as a result of delays in finalizing the financial statements in time for the independent accountants to review the Annual Report.
________________________________________________________________________________


PART IV  OTHER INFORMATION
________________________________________________________________________________

     (1) Name and telephone number of person to contact in regard to this notification.

Lawrence A. Muenz                       (202)               728-2909
________________________________________________________________________________
     (Name)                          (Area Code)       (Telephone Number)


     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes [ ] No

     Revenues for the fiscal year ended December 31, 2007, totaled $7,378,209, an increase of $792,326, or 12.0%. Net loss for the year ending December 31, 2007 was $1,614,008 as compared to net loss of $2,321,573 for the year ending December 31, 2006.


                              TREY RESOURCES, INC.

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.




Date: April 1, 2008                    By: /s/ Mark Meller
                                           --------------------------
                                           Name: Mark Meller
                                           President and Chief Executive Officer